UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND
SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[X]            Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2012

Or

[  ]            Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from ____________________ to ____________________

Commission file number 001-33810

A.            Full title of the plan and the address of the plan, if different from that of the issuer named below:

AMERICAN PUBLIC UNIVERSITY SYSTEM
RETIREMENT PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

American Public Education, Inc.
111 West Congress Street
Charles Town, West Virginia 25414

American Public University
System Retirement Plan

Financial Report
December 31, 2012

Contents

Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements Of Net Assets Available For Benefits	2
Statement Of Changes In Net Assets Available For Benefits	3

Notes To Financial Statements	4 – 9

Supplementary Information

Schedule Of Assets (Held At End Of Year)	10 – 11

910 Ridgebrook Road Sparks, MD 21152

Report of Independent Registered Public Accounting Firm

To the Participants and Investment Committee of the
American Public University System Retirement Plan

We have audited the accompanying statement of net assets available for benefits of American Public University System Retirement Plan (the Plan) as of December 31, 2012 and the related statement of changes in net assets available for benefits for the year ended December 31, 2012.  These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.  The statement of net assets available for benefits of the Plan as of December 31, 2011 was audited by other auditors.  Their report, dated June 28, 2012, expressed an unqualified opinion on that statement.

We conducted our audit of these 2012 statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and the changes in net assets available for benefits for the year ended December 31, 2012 in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the 2012 basic financial statements taken as a whole. The supplemental schedule of assets held at end of year as of December 31, 2012 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule is the responsibility of Plan management.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Stout, Causey & Horning, P.A.
Sparks, Maryland
June 4, 2013

A Member of SC&H Group, LLC
Phone: (410) 403-1500  s  Toll Free: (800) 832-3008  s  Fax: (410) 403-1570  s  Web: www.SCandH.com

American Public University System Retirement Plan

Statements Of Net Assets Available For Benefits
December 31, 2012 And 2011

	2012	2011
Assets
Investments at fair value	$32,816,344	$22,504,169

Receivables:
Employer contributions	43,897	40,796
Total assets	32,860,241	22,544,965

Liabilities	-	-
Net assets available for benefits	$32,860,241	$22,544,965

See Notes To Financial Statements.

American Public University System Retirement Plan

Statement Of Changes In Net Assets Available For Benefits
Year Ended December 31, 2012

Additions to net assets attributable to:
Contributions:
Employee	$5,434,194
Employer	2,409,058
Rollovers	608,908
Total contributions	8,452,160

Investment income:
Net appreciation in fair value of investments	2,532,700
Interest and dividends	750,685
3,283,385

Total additions	11,735,545

Deductions from net assets attributable to:
Benefits paid to participants	1,418,212
Administrative expenses	2,057
Total deductions	1,420,269

Net increase	10,315,276

Net assets available for benefits:
Beginning of year	22,544,965
Ending of year	$32,860,241

See Notes To Financial Statements.

American Public University System Retirement Plan
Notes to Financial Statements

Note 1.                 Plan Description and Summary of Significant Accounting Policies

The following description of the American Public University System Retirement Plan (the Plan) provides only general information.  Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General:

The Plan, a 401(k) profit sharing plan sponsored by American Public University System, Inc. (the Company), a subsidiary of American Public Education, Inc. (APEI), covers all eligible employees under the Plan’s provisions.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Eligibility:

All employees of the Company are eligible for participation in the Plan except for employees covered by a collective bargaining agreement and non-resident aliens who do not receive income from the employer which constitutes United States income and residents of Puerto Rico. Participants are eligible to participate in the Plan on the first day of the calendar quarter after their date of hire.

Contributions:

Each year, participants may contribute a specified amount or percentage of compensation, up to 60% of their gross annual earnings not to exceed ERISA and Internal Revenue Service (IRS) limits. Participants who have attained the age of 50 before the end of the plan year are eligible to make catch-up contributions.  Participants may also contribute amounts representing distributions from other qualified plans (rollovers). Participants direct the investment of their contributions into various investment options offered by the Plan.  The Plan currently offers various mutual funds and APEI common stock as investment options for participants. The Company makes a safe harbor non-elective contribution of 100% of the first 3% of the participant’s eligible compensation deferred into the Plan and 50% of the next 2% of the participant’s eligible compensation deferred into the Plan.  Additional amounts may be contributed at the discretion of the Company.  Contributions are subject to certain IRS limitations.

Participant accounts:

Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contribution and (b) Plan earnings/losses and charged with administrative expenses, if applicable.  Allocations are based on participant’s earnings or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting:

Participants are immediately vested in their voluntary contributions, the safe harbor non-elective contributions and any non-elective Company contribution to the Plan, plus actual earnings thereon.

Payment of benefits:

On termination of service due to death, disability, or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, or annual installments over a ten-year period.  For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution. If a participant’s account balance is less than $1,000 upon termination of service, the Plan Administrator will direct the trustee to make a lump-sum distribution.  In addition, participants may make withdrawals from their account upon attainment of age 59 1/2. Participants may also make withdrawals from their vested balance for reasons of financial hardship under specific guidelines set forth in the Plan. As of December 31, 2012 and 2011, there were no net assets of the Plan allocated to participants who had elected to withdraw from the Plan but had not been paid by year-end.

Hardship withdrawals:

Hardship withdrawals shall be allowed in accordance with the Plan provisions, subject to a $500 minimum.

American Public University System Retirement Plan
Notes to Financial Statements

Note 1.                 Plan Description and Summary of Significant Accounting Policies (Continued)

Forfeited accounts:

At December 31, 2012 and 2011, the Plan had forfeiture balances of $0 and $2,317, respectively.  This account can be used to pay administrative expenses of the Plan or reduce future employer contributions.  During 2012, amounts were forfeited by certain participants who received Company contributions in excess of Plan provisions. Forfeiture amounts of $175,635 were used to pay Plan expenses during the year ended December 31, 2012.

Administrative expenses:

The Plan’s direct administrative expenses are paid by either the Plan or the Plan Sponsor as provided by the Plan document.  The Plan paid direct administrative expenses of $2,057 during the year ended December 31, 2012.

A summary of the Plan’s significant accounting policies follows:

Basis of accounting:

The accompanying financial statements are prepared under the accrual method of accounting.

Use of estimates:

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires the Plan’s management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

Investment valuation and income recognition:

Investments are reported at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  See Note 2 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation or depreciation includes the Plan’s gains and losses on investments bought, sold and held during the year.

Payment of benefits:

Benefits are recorded when paid.

Recent accounting pronouncement:

In May 2011, the Financial Accounting Standards Board (FASB) issued ASU No. 2011-04, “Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs.” This update changes certain fair value measurement principles and enhances the disclosure requirements particularly for Level 3 fair value measurements. This update is effective for reporting periods beginning on or after December 15, 2011, with early adoption prohibited, and requires prospective application. The adoption of ASU No. 2011-04 did not have an impact on the Plan’s financial statements.

American Public University System Retirement Plan
Notes to Financial Statements

Note 1.                 Plan Description and Summary of Significant Accounting Policies (Continued)

Income taxes:

Generally Accepted Accounting Principles (GAAP) requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken any uncertain tax positions that more likely than not would not be sustained upon examination by a tax authority.  Management evaluated the Plan’s tax positions and concluded that the Plan had maintained its tax-exempt status and had taken no uncertain tax positions that require adjustment to the financial statements.  Therefore, no provision or liability for income taxes has been included in the financial statements.  The Plan recognizes interest and penalties accrued on any unrecognized tax exposures as a component of income tax expense. The Plan does not have any amounts accrued relating to interest and penalties as of December 31, 2012 and 2011. With few exceptions, the Plan is no longer subject to income tax examinations by U.S. Federal, state or local tax authorities for years before 2009.

Subsequent events:

The Plan has evaluated for disclosure subsequent events through the report issuance date and determined there were no material events that warrant disclosure.

Note 2.                 Investments

The following is a summary of the investment information as of December 31, 2012 and 2011.  Single investments representing more than 5% of the Plan's net assets are separately identified:

	2012		2011
Fidelity Contrafund	$1,777,470		$1,272,561
Fidelity Growth Company	1,861,587		1,348,225
Fidelity Freedom 2020	1,668,199		1,184,114
Fidelity Freedom 2030	1,982,680		1,186,079
Fidelity Freedom 2035	1,670,105		908,677	*
Fidelity Freedom 2040	1,872,586		1,106,397	*
Pimco Total Return Administrative	1,497,900	*	1,131,603
Fidelity Retirement Money Market	1,457,704	*	1,235,693
Other investments	19,028,113		13,130,820
	$32,816,344		$22,504,169

* Amount was less than 5% of Plan assets in the year indicated.

During 2012, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $2,532,700 as follows:

Mutual funds	$2,648,232
APEI Common stock	(115,532)
$2,532,700

American Public University System Retirement Plan
Notes to Financial Statements

Note 2.                 Investments (Continued)

GAAP establishes a framework for measuring fair value. The framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).  The three levels of the fair value hierarchy under ASC 820, “Fair Value Measurement”, are described below:

Level 1.      Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2.      Inputs to the valuation methodology include:

●	Quoted prices for similar assets or liabilities in active markets

●	Quoted prices for identical or similar assets or liabilities in inactive markets

●	Inputs other than quoted prices that are observable for the asset or liability

●	Inputs that are derived principally from or corroborated by observable market data by correlation or other means

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3.     Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2012 and 2011.

Common stock:  Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual funds: Valued at the net asset value of the shares held by the fund at year end.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

American Public University System Retirement Plan
Notes to Financial Statements

Note 2.                 Investments (Continued)

The following table sets forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2012 and 2011.

	Investments at Fair Value as of December 31, 2012
	Level 1	Level 2	Level 3	Total
Mutual Funds:
Large Cap Funds	$6,973,130	$-	$-	$6,973,130
Mid Cap Funds	3,955,714	-	-	3,955,714
Small Cap Funds	1,338,681	-	-	1,338,681
Blended Funds	12,742,106	-	-	12,742,106
International Funds	2,363,697	-	-	2,363,697
Bond Funds	2,893,026	-	-	2,893,026
Money Market Funds	1,457,704	-	-	1,457,704
Sector Funds	167,996	-	-	167,996
APEI Common stock	924,289	-	-	924,289
Total Investments at Fair Value	$32,816,343	$-	$-	$32,816,343

	Investments at Fair Value as of December 31, 2011
	Level 1	Level 2	Level 3	Total
Mutual Funds:
Large Cap Funds	$5,055,405	$-	$-	$5,055,405
Mid Cap Funds	2,852,764	-	-	2,852,764
Small Cap Funds	837,482	-	-	837,482
Blended Funds	7,846,867	-	-	7,846,867
International Funds	1,596,715	-	-	1,596,715
Bond Funds	2,139,463	-	-	2,139,463
Money Market Funds	1,235,693	-	-	1,235,693
Sector Funds	148,795	-	-	148,795
APEI Common stock	790,985	-	-	790,985
Total Investments at Fair Value	$22,504,169	$-	$-	$22,504,169

The Plan’s mutual funds and common stock are publicly traded and are considered Level 1 assets.

American Public University System Retirement Plan
Notes to Financial Statements

Note 3.                 Risks and Uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Note 4.                 Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions and terminate the Plan subject to the provisions of ERISA.

Note 5.                 Tax Status

The IRS has determined, and informed the Plan by a letter dated March 5, 2012, that the Plan is qualified and the trust established under the Plan is tax exempt, under the appropriate sections of the Internal Revenue Code.

Note 6.                 Related Party Transactions

Certain Plan investments are shares of mutual funds managed by Fidelity.  Fidelity is the trustee as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions.  Administrative expenses paid by the Plan to Fidelity amounted to $2,057 for the year ended December 31, 2012. The Company provides certain accounting and administrative services to the Plan for which no fees are charged. All such transactions qualify as party-in-interest transactions which are exempt from the prohibited transaction rules.

The Plan allows participants to invest in common stock of APEI.  The Plan Sponsor, which is the Company, is the subsidiary of APEI and therefore, these investments qualify as party-in-interest transactions.  Participants are not required to make investments in APEI common stock. Sales of 12,112 units with aggregate proceeds of $440,418 and purchases of 19,419 units with an aggregate purchase price of $689,193 of APEI common stock were made during 2012.

Note 7.                 Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 for the years ended December 31, 2012 and 2011:

	2012	2011
Net assets available for benefits per the financial statements	$32,860,241	$22,544,965
Contributions receivable	(43,897)	(40,796)
Net assets available for benefits per the Form 5500	$32,816,344	$22,504,169

The following is a reconciliation of changes in net assets available for benefits per the financial statements to the Form 5500 for the year ended December 31, 2012:

Contributions per the financial statements	$8,452,160
Employer Contributions Receivable, 2012	(43,897)
Employer Contributions Receivable, 2011	40,796
Contributions per the Form 5500	$8,449,059

American Public University System Retirement Plan

Schedule Of Assets (Held At End Of Year)
Form 5500, Schedule H, Line 4i
December 31, 2012

Employer Identification Number: 01-0724370
Plan Number: 001

(a)	(b)	(c)	(d)	(e)
		Description of Investment (including
	Identity of Issuer, Borrower,	maturity date, rate of interest
	Lessor, or Similar Party	collateral, par or maturity value)	Cost **	Current Value

	Mutual funds:
	Pimco	Pimco Total Return Administrative		$1,497,900
	Vanguard	Vanguard International Growth		798,748
	Hartford	Hartford Equity Income Fund		125,701
	Invesco Van Kampen	Invesco Van Kampen Growth and Income		109,147
	Vanguard	Vanguard Short Term Investment Grade		323,575
	MFS	MFS Blended Research Core Equity		787,442
	MFS	MFS Value R3		450,765
*	Fidelity	Fidelity Puritan		691,114
*	Fidelity	Fidelity Contrafund		1,777,470
*	Fidelity	Fidelity Growth Company		1,861,587
*	Fidelity	Fidelity Intermediate Bond		735,944
*	Fidelity	Fidelity Value		650,950
*	Fidelity	Fidelity OTC Portfolio		514,857
*	Fidelity	Fidelity Leveraged CO Stock		579,433
*	Fidelity	Fidelity Real Estate Investment		167,996
*	Fidelity	Fidelity International Discovery		132,193
*	Fidelity	Fidelity Blue Chip Growth		1,005,750
*	Fidelity	Fidelity Low Price Stock		1,133,612
*	Fidelity	Fidelity Diversified International		1,432,756
*	Fidelity	Fidelity Mid Cap Stock		1,424,941
*	Fidelity	Fidelity Freedon Income		180,528
*	Fidelity	Fidelity Freedom 2000		144,402
*	Fidelity	Fidelity Freedom 2010		558,523
*	Fidelity	Fidelity Freedom 2020		1,668,199
*	Fidelity	Fidelity Freedom 2030		1,982,680
*	Fidelity	Fidelity Small Cap Discovery		905,614
*	Fidelity	Fidelity Spartan Total Market Index		340,411

American Public University System Retirement Plan

Schedule Of Assets (Held At End Of Year) (continued)
Form 5500, Schedule H, Line 4i
December 31, 2012

Employer Identification Number: 01-0724370
Plan Number: 001

(a)	(b)	(c)	(d)	(e)
		Description of Investment (including
	Identity of Issuer, Borrower,	maturity date, rate of interest
	Lessor, or Similar Party	collateral, par or maturity value)	Cost **	Current Value

*	Fidelity	Fidelity Spartan Extended Market Index		166,778
*	Fidelity	Fidelity Freedom 2040		1,872,586
*	Fidelity	Fidelity Total Bond		335,607
*	Fidelity	Fidelity Freedom 2005		61,669
*	Fidelity	Fidelity Freedom 2015		650,724
*	Fidelity	Fidelity Freedom 2025		1,077,684
*	Fidelity	Fidelity Freedom 2035		1,670,105
*	Fidelity	Fidelity Small Cap Value		433,067
*	Fidelity	Fidelity Freedom 2045		1,187,622
*	Fidelity	Fidelity Freedom 2050		963,445
*	Fidelity	Fidelity Freedom 2055		32,825
*	Fidelity	Fidelity Retirement Money Market		1,457,704

	Total Mutual Funds			31,892,054

*	American Public Education, Inc.	American Public Education, Inc. Common Stock		924,290
	Total Investments			$32,816,344

* Party-in-interest.
** Historical cost information is not required for participant-directed investments.

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

AMERICAN PUBLIC UNIVERSITY
SYSTEM RETIREMENT PLAN

Date: June 12, 2013	By:	/s/ Harry T. Wilkins
	Name:	Harry T. Wilkins
	Title:	Executive Vice President and
Chief Financial Officer of American Public University System

EXHIBITS

Exhibit
Number	Description of Exhibit

23.1	Consent of Stout, Causey & Horning, P.A.
23.2	Consent of McGladrey LLP